UNITED STATES                 OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION  OMB Number: 3235-0058
                         Washington, D.C. 20549        Expires: January 31, 2005
                                                       Estimated average burden
                                FORM 12b-25            Hours per response   2.50

                        NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                               000-20011

                                                              CUSIP NUMBER
                                                              269437 10 9

(Check one):  |_| Form 10-K  |_| Form 20-K  |X| Form 10-Q  |_| Form N-SAR

         For Period Ended:  February 28, 2003
                            -----------------
         |_|  Transition Report on Form 10-K
         |_| Transition Report on Form 20-K
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______


PART I -- REGISTRANT INFORMATION

Eagle Broadband, Inc
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Full Name of Registrant

Eagle Wireless International, Inc.
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Former Name if Applicable

101 Courageous Drive
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Address of Principal Executive Office (Street and Number)

League City, TX 77573-3925
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reason described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense
   |X| | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report of transition
       | report on Form 10-Q, or portion thereof will be filed on or before the | fifth calendar day following the prescribed due date; and | (c) The accountant's statement or other exhibit required by Rule
       | 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Eagle Broadband, Inc. (the "Company") is unable to timely file its quarterly report of Form 10-Q for the period ended February 28, 2003, because all of the information is not available. Eagle Broadband, Inc., therefore requests a 5-day extension for the filing of the 10-Q. The report is currently being prepared and will be filed within the prescribed time period, which will make it available on Monday, April 21, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard R. Royall                281                  538-6000
         ----------------------------------------------------------------------
         (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X|Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Eagle Broadband, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   4/14/03                         By  /s/ H. Dean Cubley
       -------                             ------------------
                                           Dr. H. Dean Cubley, Chairman & CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

GENERAL INSTURCTIONS

1. This form is required by Rule 13b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be use by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this